SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D2(A)
                                (AMENDMENT NO. 4)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Shapiro Capital Management Company, Inc.
                           Samuel R. Shapiro, President
                           3060 Peachtree Road, N.W., Suite 1555,
                           Atlanta, Georgia  30305
                           PHONE: (404) 842-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 NOVEMBER 8, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE
         Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 6 Pages)



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  754459105                                13D        Page 2 of 6 Pages
           ---------





1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- ID NO.  58-1831070

2.  CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP*                                     (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             OO
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION

NUMBER OF                 7.       SOLE VOTING POWER                           0
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                 554,650
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                      0

                          10.      SHARED DISPOSITIVE POWER            554,650

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    554,650

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.02%

14. TYPE OF REPORTING PERSON*
             IA

CUSIP No.  754459105                                13D        Page 3 of 6 Pages
           ---------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SAMUEL R. SHAPIRO -- S.S. NO. ###-##-####

2.  CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP*                                     (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             OO
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN

NUMBER OF                 7.       SOLE VOTING POWER                           0
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                 554,650
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                      0

                          10.      SHARED DISPOSITIVE POWER            554,650

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    554,650

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.02%

14. TYPE OF REPORTING PERSON*
             IN

CUSIP No.  754459105                                13D        Page 4 of 6 Pages
           ---------



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE KALEIDOSCOPE FUND, LP -- ID NO.  58-2126127

2.  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                                 (a) |_|
                                                                 (b) |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             WC
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP

NUMBER OF                 7.       SOLE VOTING POWER                           0
SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                         0
OWNED BY EACH REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER                      0

                          10.      SHARED DISPOSITIVE POWER                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
    EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14. TYPE OF REPORTING PERSON*
             PN

         This statement constitutes Amendment No. 3 (the "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission(the "Commission") on May 3, 1999, as amended by Amendment No. 1 filed with the Commission on July 26, 1999, Amendment No. 2 filed with the Commission on August 19, 1999 and Amendment No. 3 filed with the Commission on September 1, 1999 (the "Third Amendment"), by Shapiro Capital Management, Inc. (the "Company"), Samuel
R. Shapiro, and The Kaleidoscope Fund, Limited Partnership (the "Fund") with respect to their ownership of common stock of Rawlings Sporting Goods Company, Inc. (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

         Nothing to Amend.

ITEM 2.  IDENTITY AND BACKGROUND.

         The aggregate number and percentage of the Issuer's securities to which this Amendment relates is 554,650 representing 7.02% of the Issuer's outstanding Shares. The beneficial ownership reported by Samuel R. Shapiro and Shapiro Capital Management Company, Inc. relates to the same Shares of the Issuer and include the Shares of the Issuer reported herein as beneficially owned by the Fund. As of November 16, 1999, neither the Company nor Mr. Shapiro owned any Shares of the Issuer for its or his own account.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost is $6,846,034.01 for the 554,650 Shares reported in this Amendment. The consideration for the acquisition of the Shares was obtained from client accounts of the Company and working capital of the Fund, respectively. The Company did not purchase any of the Shares with borrowed funds. The Fund at times uses leverage to purchase securities and in conjunction therewith maintains a margin account with NationsBanc Montgomery Securities LLC.

ITEM 4.  PURPOSE OF TRANSACTION.

         Nothing to Amend.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for each of the Company, the Fund and Mr. Shapiro is incorporated herein by reference. A summary of purchases and sales of Shares that are reflected in this Amendment and made since the Third Amendment was filed is set forth in Schedule 1 hereto. With respect to the Company and Mr. Shapiro, all such transactions were effected in accounts of clients of the Company.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Nothing to Amend.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Nothing to Amend.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Shapiro Capital Management Company, Inc.

                                   By:  /S/  SAMUEL R. SHAPIRO
                                        --------------------------------
                                            Samuel R. Shapiro, President


                                        /S/  SAMUEL R. SHAPIRO
                                        ------------------------------------
                                             Samuel R. Shapiro, individually


                                   The Kaleidoscope Fund, Limited Partnership

                                   By:  Shapiro Capital Management Company, Inc.
                                            Its:  General Partner

                                   By:  /S/ SAMUEL R. SHAPIRO
                                        --------------------------------
                                            Samuel R. Shapiro, President



Date: November 17, 1999

                                   SCHEDULE 1


Sale Information for Shapiro Capital Management Company, Inc. No purchases of the Issuer's shares were made since the Third Amendment was filed.


Date
----
09-01-99            Sum of Quantity                600
                    Average of Avg. Price         9.31

09-03-99            Sum of Quantity              1,200
                    Average of Avg. Price         9.25

09-21-99            Sum of Quantity             15,000
                    Average of Avg. Price         9.12

09-22-99            Sum of Quantity              9,500
                    Average of Avg. Price         9.12

09-28-99            Sum of Quantity              4,500
                    Average of Avg. Price         9.81

09-29-99            Sum of Quantity             25,000
                    Average of Avg. Price         9.72

10-07-99            Sum of Quantity                200
                    Average of Avg. Price         8.65

10-11-99            Sum of Quantity                500
                    Average of Avg. Price         9.90

10-20-99            Sum of Quantity                200
                    Average of Avg. Price         8.62

10-27-99            Sum of Quantity                400
                    Average of Avg. Price         9.37

11-04-99            Sum of Quantity                500
                    Average of Avg. Price         9.25

11-05-99            Sum of Quantity              2,500
                    Average of Avg. Price         9.62

11-08-99            Sum of Quantity             15,300
                    Average of Avg. Price         9.31

11-09-99            Sum of Quantity              7,700
                    Average of Avg. Price         9.05

11-10-99            Sum of Quantity             40,000
                    Average of Avg. Price         8.75

11-11-99            Sum of Quantity             51,650
                    Average of Avg. Price         8.75

11-12-99            Sum of Quantity             20,400
                    Average of Avg. Price         8.72

11-15-99            Sum of Quantity             10,000
                    Average of Avg. Price         8.75


Total Sum of Quantity                          205,150
Total Average of Avg. Price                       8.88



Sale information for Shapiro Capital Management Company, Inc. on behalf only of the Kaleidoscope Fund, LP.


Date
----

09-21-99            Sum of Quantity             15,000
                    Average of Avg. Price         9.12

09-22-99            Sum of Quantity              9,500
                    Average of Avg. Price         9.12

Total Sum of Quantity                           24,500
Total Average of Avg. Price                       9.12
